November 9, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Notice of Disclosure Filed in the Amendment No. 1 to our Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sabine Pass Liquefaction, LLC has made disclosure pursuant to those provisions in the Amendment No. 1 to its Quarterly Report on Form 10-Q for the period ended September 30, 2015, which was filed with the Securities and Exchange Commission on November 9, 2015.

Respectfully submitted,

SABINE PASS LIQUEFACTION, LLC

By:	/s/ Michael J. Wortley
Name:	Michael J. Wortley
Title:	Chief Financial Officer